UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-49962
                                                                   CUSIP Number:

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_|Form N-CSR

         For Period Ended: December 31, 2008

         |_|  Transition Report on Form 10-K
         |_|  Transition Report on Form 20-F
         |_|  Transition Report on Form 11-K
         |_|  Transition Report on Form 10-Q
         |_|  Transition Report on Form N-SAR
         For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Neah Power Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

22118 20th Avenue SE, Suite 142
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Address of Principal Executive Office (Street and Number)

Bothell, Washington 98021
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Our Quarterly Report on Form 10-Q for the period ended December 31, 2008 (the "Quarterly Report") cannot be filed within the prescribed time period because of the significant amount of time that management has spent negotiating a recent financing. Our management is working diligently to complete the Quarterly Report as expeditiously as possible. We expect that the Quarterly Report that is the subject hereof will be filed within the time allowed by this Form 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Stephen Wilson                425                   424-3324
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     (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      We anticipate a significant change in our results of operations for the three months ended December 31, 2008 as compared to the three months ended December 31, 2007.

      Total revenues increased from approximately $223,000 to $511,000 for the three months ended December 31, 2007 and 2008, respectively, an increase of approximately $288,000, or 129%. The additional revenue was primarily due to additional revenue from our contract with the Office of Naval Research.

      Research and development costs decreased from approximately $952,000 to 498,000 for the three months ended December 31, 2007 and 2008, respectively, a decrease of approximately $454,000, or 48%. The decrease in these expenses was primarily due to reduced administrative wages, operations, and facilities expenses due to the streamlining of operations.

      Total general and administrative costs decreased from approximately $783,000 to $293,000 for the three months ended December 31, 2007 and 2008, respectively, a decrease of approximately $490,000, or 63%. The decrease in these expenses was primarily due to reduced administrative wages, stock compensation, and professional services expenses.

      Interest expense increased from approximately $284,000 to $584,000 for the three months ended December 31, 2007 and 2008, respectively, an increase of approximately $300,000, or 105%. The increase was primarily due to fees pertaining to the forbearance agreement with CAMHZN Master LDC (Form 8-K filed January 23, 2009.)

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                            NEAH POWER SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 17, 2009            By:   /s/  Dr. Gerard C. D'Couto
                                       -----------------------------------------
                                         Dr. Gerard C. D'Couto
                                         President and Chief Executive Officer

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